SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
December 27, 2007
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-600880
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains an invitation to Qimonda AG’s annual general meeting of shareholders to be held on January 29, 2008.

INVITATION
SIGNATURES

Qimonda AG, Munich

Dear Shareholders,	Munich, December 2007
You are invited
to a general meeting of shareholders
of Qimonda AG, Munich
on Tuesday, 29 January 2008, at 10.00 a.m. in the Aktionsforum Praterinsel, Praterinsel 3-4, 80538 Munich/Germany.
Agenda
I.	Presentation of the Approved Annual Financial Statements of Qimonda AG, the Management Report for Qimonda AG and the Report of the Supervisory Board for the Financial Year ending on 30 September 2007

The aforesaid documents may be inspected at the business premises of Qimonda AG, Gustav-Heinemann-Ring 212, 81739 Munich, and on the internet under www.qimonda.com.

II.	Resolution Regarding the Formal Approval of the Actions of the Members of the Management Board

The Supervisory Board and the Management Board propose that the actions of the members of the Management Board in the financial year 2006/2007 be formally approved.

III.	Resolution Regarding the Formal Approval of the Actions of the Members of the Supervisory Board

The Supervisory Board and the Management Board propose that the actions of the members of the Supervisory Board in the financial year 2006/2007 be formally approved.

IV.	Resolution Regarding the Appointment of Auditor for the 2007/2008 Financial Year

The Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt/Main, be appointed as auditor for the 2007/2008 financial year.

V.	Election to the Supervisory Board

Michael von Eickstedt resigned from his mandate as member of the Supervisory Board with effect as of 24 July 2007.
Translation only

Upon motion of the Management Board of Qimonda AG, on 27 August 2007 the local court of Munich has appointed Prof. Dr. Claus Weyrich under the terms of § 104 (2) AktG (German Stock Corporation Act) as member of the Supervisory Board until the conclusion of the General Meeting on 29 January 2008.

Since the mandate of Prof. Dr. Weyrich as legally appointed member of the Supervisory Board terminates with the conclusion of the General Meeting on 29 January 2008, the Supervisory Board proposes to appoint

Prof. Dr. Claus Weyrich, Physicist, in retirement, with his residence in Riemerling near Munich,

as representative of the shareholders in the Supervisory Board until the conclusion of the General Meeting, which resolves on the formal approval on the second financial year after the beginning of the mandate. The financial year in which the mandate begins shall not be counted.

The composition of the Supervisory Board is governed by § 96 (1) and § 101 (1) AktG (German Stock Corporation Act) in conjunction with § 4 of the German One-Third Co-determination Act.

The General Meeting is not obliged to accept appointment proposals.

Personal Data about the Nominee Proposed for Appointment to the Supervisory Board under Agenda Item V:

Prof. Dr. Claus Weyrich is a member of the Supervisory Board of Heraeus Holding GmbH and of the Supervisory Board of EPCOS AG.

VI.	Approval of a Control and Profit Transfer Agreement

The Supervisory Board and the Management Board propose the approval of the Control and Profit Transfer Agreement dated 6 December 2007 between Qimonda AG (Controlling Company) and Qimonda Dresden Verwaltungsgesellschaft mbH (Controlled Company), whose shares are 100% owned by Qimonda AG.

The essential content of the agreement is as follows:
–	Qimonda Dresden Verwaltungsgesellschaft mbH shall subordinate its management to Qimonda AG. Qimonda AG is thus entitled to issue instructions to the management of Qimonda Dresden Verwaltungsgesellschaft mbH with respect to the management of the company.

–	Qimonda Dresden Verwaltungsgesellschaft mbH agrees to transfer its entire profits to Qimonda AG as of 1 October 2007. What is to be transferred – subject to the formation or release of reserves – is the annual net profit before the profit transfer minus any deficit from the previous year.

–	Qimonda Dresden Verwaltungsgesellschaft mbH may upon the approval of Qimonda AG form retained earnings (§ 272 (3) HGB, German Commercial Code) to the extent that is economically justified based on proper commercial assessment. Other retained earnings must be released upon request by Qimonda AG. The transfer of any amounts from the release of free reserves formed prior to the beginning of the agreement is excluded.

–	Qimonda AG shall compensate any annual deficit of Qimonda Dresden Verwaltungsgesellschaft mbH arising as of 1 October 2007 pursuant to § 302 (1), (3) and (4) AktG (German Stock Corporation Act), as amended from time to time and applied mutatis mutandis.

–	The agreement shall come into force under civil law upon the approval resolutions of the shareholders’ meeting of Qimonda Dresden Verwaltungsgesellschaft mbH and the General Meeting of Qimonda AG and upon entry in the commercial register of Qimonda Dresden Verwaltungsgesellschaft mbH and shall apply – with the exception of the right to issue instructions – retroactively as of 1 October 2007. It may not be terminated before 30 September 2012, thereafter it may be terminated at the end of each financial year of Qimonda Dresden Verwaltungsgesellschaft mbH by observing three months’ notice.

Notwithstanding the afore-said, the agreement may be terminated without notice only for an important reason. An important reason shall be deemed to exist for Qimonda AG in particular if the participation of Qimonda AG in Qimonda Dresden Verwaltungsgesellschaft mbH is sold or if Qimonda AG no longer directly holds the majority of voting rights from the shares in Qimonda Dresden Verwaltungsgesellschaft mbH or if another shareholder holds shares in Qimonda Dresden Verwaltungsgesellschaft mbH.
The shareholders’ meeting of Qimonda Dresden Verwaltungsgesellschaft mbH has approved the Control and Profit Transfer Agreement in notarized form.
The shares in Qimonda Dresden Verwaltungsgesellschaft mbH are exclusively held by Qimonda AG. As there are no outside shareholders, Qimonda AG is not required to pay any compensation payments (§ 304 AktG, German Stock Corporation Act) or to grant any settlements (§ 305 AktG, German Stock Corporation Act).
An examination of the agreement by an agreement auditor pursuant to § 293 b AktG (German Stock Corporation Act) is not necessary for the same reason.
The Control and Profit Transfer Agreement and – to the extent available and required to be prepared – the annual financial statements and management reports of the companies signing the agreement for the last three financial years in each case and the joint report of the Management Board of Qimonda AG and the management of Qimonda Dresden Verwaltungsgesellschaft mbH regarding the Control and Profit Transfer Agreement may be inspected at the business premises of Qimonda AG, Gustav-Heinemann-Ring 212, 81739 Munich, at the business premises of Qimonda Dresden Verwaltungsgesellschaft mbH, Königsbrücker Str. 180, 01099 Dresden, and on the internet under www.qimonda.com. These documents are also available for inspection at the General Meeting of Qimonda AG.

VII.	Resolution Regarding the Authorization to Acquire and Use Own Shares Pursuant to § 71 (1) No. 8 AktG (German Stock Corporation Act) with Potential Exclusion of the Subscription Right and a Possible Offer Right

The Supervisory Board and the Management Board propose that the following be resolved:
a) Qimonda AG (the “Company”) is authorized to acquire own shares and/or American Depositary Shares (“Qimonda-ADS”) representing own shares in a volume of up to 10% of the registered share capital as per the time of the adoption of the resolution. The Company may not use the authorization for the purpose of trading in own shares.
b) The authorization may be exercised in whole or in part, once or several times by the Company. The exercise may also be carried through by affiliated group companies or third parties for the account of the Company or of affiliated group companies. The authorization shall be valid until and including 28 July 2009.
c) At the Management Board’s decision, shares in the Company or Qimonda-ADS can be acquired through the stock exchange (see no. 1 below) or through a public offer (see no. 2 below).
(1)	In the event of a purchase of Qimonda-ADS at the New York Stock Exchange (“NYSE”), the equivalent price per Qimonda-ADS paid by the Company (excluding ancillary purchase costs) may neither exceed nor undercut by more than 10% the first trading price of Qimonda ADS ascertained at the NYSE on the acquisition day. In case shares in Qimonda AG are directly admitted for trading on an organized market, the equivalent price per share paid by the Company (excluding ancillary purchase costs) may neither exceed nor undercut by more than 10% the first trading share price ascertained on the acquisition day on the organized market where admission for trading first occurred.

(2)	In the event of a public purchase offer of Qimonda-ADS or shares in Qimonda AG, the consideration per Qimonda-ADS or per share in Qimonda AG offered and paid by the Company (excluding ancillary purchase costs) may neither exceed nor undercut by more than 20% the average share price determined by the closing auction of Qimonda-ADS at the NYSE on the three trading days prior to the public announcement of the purchase offer, as long as, in the event of a public purchase offer of shares in Qimonda AG, one Qimonda-ADS represents exactly one share of Qimonda AG. In the event of a public purchase offer of shares in Qimonda AG and in case one Qimonda-ADS does not exactly represent one share in Qimonda AG, the share price of Qimonda-ADS shall be replaced by the quotient of this share price and the exact number of shares in Qimonda AG represented by one Qimonda-ADS. In case shares in Qimonda AG are directly admitted for trading on an organized market, the consideration per share offered and paid by the Company (excluding ancillary purchase costs) may neither exceed nor undercut by more than 20% the average share price determined by the closing auction of the Qimonda shares traded on the respective organized market on the three trading days prior to the public announcement of the purchase offer. The provisions of the German Takeover Act (WpÜG) for purchases pursuant to this no. (2) shall only be observed if and to the extent this act is applicable to such purchases by the Company.
Qimonda-ADS acquired pursuant to these no. (1) or (2) may be exchanged by the Company into shares in Qimonda AG at any time at the respective depositary in accordance with the arrangements made with it.
d) The Company is authorized to use shares of the Company which are acquired upon this authorization also in another way than via sales at the stock exchange (including disposal at the NYSE after exchange in Qimonda-ADS) for all legally allowed purposes and in particular as follows:
(1)	They may be redeemed without the need for another resolution of the General Meeting concerning the redemption or its execution. The Management Board may make use of the authorization for redemption either in total or in part.

(2)	They may be offered or assigned to third parties in the course of business combinations or upon the acquisition of companies, parts of companies or participations in companies.

(3)	They may be used to fulfill the obligations of the Company resulting from warrant bonds or convertible bonds issued or guaranteed by the Company.
e) The authorizations under lit. d) may be exercised once or several times, individually or jointly. A subscription right of the shareholders to own shares affected thereby shall be excluded insofar as these shares are used in accordance with the preceding authorizations under no. (2) or (3). The provisions under lit. d) shall apply mutatis mutandis for Qimonda-ADS acquired on the basis of these authorizations, unless there is a conflict due to the legal difference of Qimonda-ADS and shares.
VIII.	Resolution on an Authorization I/2008 to Issue Convertible Bonds, Warrant Bonds, Profit-Participation Rights and/or Income Bonds (or any Combination of these Instruments), on the Creation of a new Contingent Capital I/2008 and on the Cancellation of the Existing Authorization to Issue Convertible Bonds and/or Warrant Bonds as well as of the Contingent Capital II/2006 and on Amendments of the Articles of Association

Convertible and/or warrant bonds can be major instruments in ensuring adequate capitalization as essential foundation for the Company’s development. The Company is provided with debt capital, oftentimes at a low interest rate, which later on may remain with the Company as equity capital.

In accordance with the proposal of the management, on 14 July 2006 the General Meeting of the Company has authorized under agenda item VI the Management Board until 13 July 2011 to issue once or several times convertible and/or warrant bonds of Qimonda AG or an affiliated group company in the aggregate face value of up to EUR 3,000,000,000.00 and with a maturity of up to 20 years and to grant option or conversion rights to common shares in the Company representing a prorated amount of the registered share capital of up to EUR 240,100,000.00 to the bearers or creditors of these convertible or warrant bonds subject to the more detailed terms and conditions of the warrant or convertible bonds. The authorization of 14 July 2006 has not yet been utilized at all; the existing contingent capital is thus not reserved for the satisfaction of existing conversion or option rights.

In order to enable the best comprehensive flexibility for the Company when taking up borrowings at a low interest rate, it is intended to enable the Management Board upon a respective authorization to issue – apart from convertible and/or warrant bonds – similar instruments, including instruments with profit-related interest, with limited or unlimited maturity. Furthermore, for reasons of legal precaution, the proposed Authorization I/2008 provides for an option or conversion price (for conversion or option rights to be granted executing the Authorization I/2008) to be calculated on the basis of an exact percentage of a certain reference price.

It is thus proposed to the General Meeting to resolve on an Authorization I/2008 for the issue of convertible and/or warrant bonds, income bonds and/or profit-participation rights (or any combination of these instruments).

For the satisfaction of conversion and/or option rights from bonds issued on the basis of the Authorization I/2008 to be resolved, a corresponding new contingent capital I/2008 shall be created in addition. The proposed Authorization I/2008 and the proposed Contingent Capital I/2008 shall replace the authorization currently in existence as well as the respective current contingent capital II/2006, the cancellation of which is proposed and necessary for the proposed new contingent capital with regard to the statutory maximum limit for contingent capital.

The Supervisory Board and the Management Board thus propose resolving:
1.	Cancellation of the Existing Authorization to Issue Convertible and/or Warrant Bonds and of the Contingent Capital II/2006 and Amendment of the Articles of Association
a)	Cancellation of the Existing Authorization to Issue Convertible and/or Warrant Bonds and of the Contingent Capital II/2006

The authorization resolved upon by the General Meeting on 14 July 2006 in accordance with the proposal of the Management under agenda item VI on the issuance of convertible and/or warrant bonds as well as the respective Contingent Capital II/2006 resolved upon by the General Meeting in accordance with the proposal of the Management under agenda item VI in the amount of, at the time of this convocation, up to EUR 240,100,000.00 pursuant to the conditions as set forth in § 4 paragraph 5 of the Articles of Association shall be cancelled.

b)	Amendment of the Articles of Association

§ 4 paragraph 5 of the Articles of Association in the version as resolved upon on 14 July 2006 shall be cancelled.
2.	Authorization I/2008 to Issue Convertible Bonds, Warrant Bonds, Profit-Participation Rights and/or Income Bonds (or any Combination of these Instruments)
a)	Authorization Period, Face Value, Maturity, Number of Shares

The Management Board is authorized, subject to the approval of the Supervisory Board, until 28 January 2013 to issue once or several times unregistered or registered convertible bonds, warrant bonds, profit-participation rights or income bonds (or any combination of these instruments) (together “Bonds”) with limited or unlimited maturity in an aggregate face value of up to the equivalent of EUR 2,062,500,000.00 and to grant conversion or option rights to registered common shares in the Company representing a prorated amount of the registered share capital of up to EUR 165,000,000.00 to the bearers or creditors of Bonds, subject to the more detailed terms and conditions of the Bonds. The Bonds can also be issued against a contribution in kind for the purpose of (even indirectly) acquiring companies, participations in companies, parts of companies or other assets.

The Bonds can be issued in euro or – the equivalent amount – in another legal currency, for instance of an OECD country. They can also be issued – in case the borrowings serve financial interests of the group – by a company, in which Qimonda AG directly or indirectly holds the majority interest (“Affiliated Group Company”); in such case, the Management Board shall be authorized, subject to the approval of the Supervisory Board, to underwrite the Bonds and to grant the bearers conversion or option rights to registered common shares in the Company.

The individual issuances can be subdivided in each case into equally ranking fractional bonds.

In case of warrant bonds being issued, each fractional bond shall be accompanied by one or several option certificates, which entitle the bearer to subscribe to registered common shares in the Company subject to the option terms to be determined by the Management Board. The option terms may also provide that the option price may be paid by the transfer of fractional bonds and, if applicable, an additional cash payment. The fractional amount of the registered share capital represented by the Company’s registered common shares to be subscribed to for each fractional bond shall not exceed the face value and the issue amount of the fractional bond. For possible fractions of shares, the option terms may provide that they can be compensated in cash or, if applicable, can be added up to the subscription of whole shares against additional payment. The same shall apply mutatis mutandis if option certificates are attached to a profit-participation right or an income bond.

In case of convertible bonds being issued, the bearers of the fractional bonds shall obtain the right to convert them into registered common shares in the Company subject to the terms and conditions of convertible bonds to be determined by the Management Board. The conversion rate is obtained by dividing the face value of a fractional bond by the stipulated conversion price for one registered common share in the Company. In case the face value of the Bonds and the conversion price are denominated in different currencies, the respective last available “12.00 Noon Buying Rate” published by the New York Federal Reserve Bank, or in case such publishment is no longer made when stipulating the issue amount of the Bonds, the prices resulting from the reference prices published by the European Central Bank in each case on the day of the final stipulation of the Bonds’ issue amount shall be decisive for the conversion. The conversion rate may be rounded to four digits after the decimal point. An additional payment in cash may be stipulated. It may be also provided that non-convertible residual amounts are combined and/or compensated in cash. The fractional amount of the registered share capital represented by the Company’s registered common shares to be issued upon conversion shall not exceed the face value of the fractional bond. The terms of the convertible bonds may also provide for a conversion obligation at maturity (or an earlier date). In such case, the terms of the bonds may authorize the Company to compensate the difference between the face value of the convertible bonds and the product of conversion price and conversion rate, if any, fully or partially in cash. § 9 (1) AktG (German Stock Corporation Act) in connection with § 199 (2) AktG (German Stock Corporation Act) shall be adhered to. The above stipulations shall apply accordingly if the conversion right or the conversion obligation relate to a profit-participation right or an income bond.

The terms of the Bonds that grant or stipulate a conversion right, conversion obligation, and/or option right may, in each case, stipulate that instead of new shares from contingent capital the Company may grant already existing Company shares or new shares from the utilization of authorized capital in the event of the conversion or option being exercised. Moreover, it can be provided that, instead of granting the beneficiaries of conversion or option rights registered common shares in the Company, the Company pays the equivalent in cash.

b)	Option or Conversion Price, Dilution Protection

In case of Bonds being issued that grant an option or conversion right or stipulate a conversion obligation, the option or conversion price is calculated on the following bases:
–	In case of Bonds being issued that grant an option right, the option price shall equal 130% of the volume-weighted average price of the Qimonda American Depositary Shares (“Qimonda-ADS”) at the New York Stock Exchange (“NYSE”) in the period between the beginning of the institutional placing (bookbuilding) and the determination of the issue amount of the Bonds as ascertained by the function VAP of the information system Bloomberg or, in case this function no longer exists at the time of stipulation of the issue amount of the Bonds, by a comparable function of a comparable information system (this volume-weighted average price being referred to hereinafter also as the “Reference Price”).

–	In case of Bonds being issued that grant a conversion right without, however, stipulating a conversion obligation, the conversion price shall equal 130% of the Reference Price.

–	In case of Bonds being issued that stipulate a conversion obligation, the conversion price shall equal the following amount:
•	100% of the Reference Price if the arithmetic mean of the closing prices of Qimonda-ADS at the NYSE on the twenty trading days prior to the second trading day prior to the day of conversion is lower than or equal to the Reference Price;

•	120% of the Reference Price if the arithmetic mean of the closing prices of Qimonda-ADS at the NYSE on the twenty trading days prior to the second trading day prior to the day of conversion is higher than or equal to 120% of the Reference Price;

•	the arithmetic mean of the closing prices of Qimonda-ADS at the NYSE on the twenty trading days prior to the second trading day prior to the day of conversion if this amount is higher than the Reference Price, but lower than 120% of the Reference Price;

•	notwithstanding the above provisions, 120% of the Reference Price if the bearers or creditors of the Bonds exercise an existing conversion right prior to the commencement of the conversion obligation;

•	notwithstanding the above provisions, 100% of the Reference Price if the Management Board, with the approval of the Supervisory Board and in compliance with the terms and conditions of the Bonds, arranges for an early conversion in order to avoid immediate serious damage to the Company or to prevent a significant downgrading of the Company’s public credit rating by a recognized rating agency.
In case one Qimonda-ADS does not exactly represent one common share in Qimonda AG, (i) the Reference Price of Qimonda-ADS shall be replaced by the quotient of this share price and the exact number of common shares in Qimonda AG represented by one Qimonda-ADS and (ii) the closing price referred to above in this lit. b) shall be replaced by the quotient of this closing price and the exact number of common shares in Qimonda AG represented by one Qimonda-ADS.

If the economic value of the existing conversion or option rights is diluted during the term of a Bond and no subscription rights are granted in compensation, the conversion or option rights may – without prejudice to § 9 (1) AktG (German Stock Corporation Act) – pursuant to the terms of the Bonds be adjusted so as to preserve their value, insofar as such adjustment is not already regulated by mandatory law. In any case, the fractional amount of the registered share capital represented by the Company’s registered common shares to be subscribed to for each fractional bond shall not exceed the face value per fractional bond.

c)	Subscription Right, Exclusion of a Subscription Rights

The shareholders are, as a rule, entitled to a subscription right to the Bonds. The Bonds may also be underwritten by one or several banks, subject to the obligation of offering the Bonds to the shareholders. Companies operating in accordance with § 53 (1) sentence (1) or § 53 b (1) sentence (1) or § 53 b (7) KWG (German Banking Act) shall have the same legal status as banks.

To the extent that Bonds with a conversion and/or option right or a conversion obligation are to be issued against contributions in cash, the Management Board shall, however, be authorized, subject to the approval of the Supervisory Board, to exclude the shareholders’ subscription right for Bonds if the issue price is not significantly lower than the theoretical market price of the Bonds with conversion and/or option right or conversion obligation as calculated in accordance with generally accepted actuarial methods. If Bonds with a conversion and/or option right or a conversion obligation are issued in exclusion of the subscription right in analogous application of § 186 (3) sentence 4 AktG (German Stock Corporation Act), this authorization to exclude the subscription right shall apply only to the extent that the shares issued or to be issued in order to satisfy the conversion and option rights or upon fulfillment of the conversion obligation do not exceed, in total, 10% of the registered share capital, neither at the time this authorization becomes effective nor at the time it is exercised. This figure shall take into account any Company shares issued or sold by the Company during the period of effectiveness of this authorization in exclusion of the subscription right in direct or analogous application of § 186 (3) sentence 4 AktG (German Stock Corporation Act). This figure shall in addition take into account any shares issued or still to be issued in order to satisfy conversion or option rights provided that the convertible bonds or warrant bonds have been issued during the duration of this authorization in exclusion of the subscription right in analogous application of § 186 (3) sentence 4 AktG (German Stock Corporation Act).

If profit-participation rights or income bonds are issued without a conversion right, option right, or conversion obligation, the Management Board shall be authorized to exclude the subscription right altogether if these profit-participation rights or income bonds are vested with bond-like characteristics, i.e. they do not give rise to a membership right in the Company, grant no participation in any liquidation proceeds, and the rate of return is not calculated on the basis of the amount of the annual net profit, the balance sheet profit, or the dividend or otherwise as profit-related return. Moreover, in such case, the rate of return and the issue price of the profit-participation rights or income bonds must correspond to the current market conditions prevailing at the time of issue.

The Management Board shall also be authorized, subject to the approval of the Supervisory Board, to exclude the shareholders’ subscription right to Bonds with respect to residual amounts, and, subject to the approval of the Supervisory Board, to also exclude the subscription right if this is necessary in order to be able to grant to the holders of conversion or option rights (already issued before) to registered common shares in the Company, or the creditors of convertible bonds vested with conversion obligations and already issued before, a subscription right in the same scope as what they would be entitled to as shareholder after exercising the option or conversion right or fulfilling the conversion obligation.

The Management Board shall also be authorized, subject to the approval of the Supervisory Board, to exclude the shareholders’ subscription right to the Bonds if these are issued against contributions in kind for the purpose of (also indirectly) acquiring companies, parts of companies, participations in companies, or other assets, and if the value of the contribution in kind adequately reflects the value of the Bonds. In case of Bonds with a conversion and/or option right or a conversion obligation, the theoretical market value as established pursuant to generally accepted actuarial methods shall be authoritative.

d)	Further Scopes for Definitions

The Management Board shall be authorized in compliance with the principles set forth in this authorization to define the further details of the issuance and characteristics of the Bonds, including the terms and conditions of the issuance, or to do so by agreement with the governing bodies of Affiliated Group Companies issuing the Bonds. This relates, in particular, to the interest rate, type of return, issue amount, maturity, and denomination, the conversion and option period, the calculation of the conversion or option price on the basis of the parameters stipulated in this authorization, the stipulation of an additional cash payment, the compensation or adding together of residual amounts, cash payment instead of delivery of registered common shares, delivery of existing instead of the issue of new registered common shares, adjustment clauses in case of economic dilution and extraordinary events, the exchange of subscribed shares into American Depositary Shares and the inclusion of the American Depositary Shares in the trading at the NYSE.
3.	Contingent Capital I/2008
a)	Creation of a Contingent Capital I/2008

The registered share capital shall be increased conditionally by up to EUR 165,000,000.00 by issuing up to 82,500,000 new no-par registered common shares (Contingent Capital I/2008). The conditional capital increase serves the purpose of granting registered common shares to the holders or creditors of convertible and/or warrant bonds, profit-participation rights and/or income bonds (or any combination of these instruments), which are issued by the Company or an Affiliated Group Company against contribution in cash based on the Authorization

I/2008 granted by the General Meeting on 29 January 2008 under agenda item VIII no. 2 and which provide for a conversion or option right to the registered common shares in the Company or stipulate a conversion obligation.

The new registered common shares from the Contingent Capital I/2008 may be issued only at a conversion or option price which meets the requirements stipulated in the Authorization I/2008 granted by the General Meeting on 29 January 2008 under agenda item VIII no. 2.

The conditional capital increase shall be carried out only to the extent that option or conversion rights are exercised or the holders or creditors required to convert fulfill their conversion obligation and to the extent that no compensation in cash is granted or no shares owned by the Company or new shares from a utilization of authorized capital are used to satisfy the conversion or option rights or conversion obligations. The new registered common shares shall participate in the profit from the beginning of the financial year in which they are issued due to the exercise of option or conversion rights or the fulfillment of conversion obligations. The Management Board shall be authorized to determine the further details of the execution of the conditional capital increase (Contingent Capital I/2008).

b)	Amendment of the Articles of Association

The following new paragraph 5 shall be added to § 4 of the Articles of Association:
“ 5.	The registered share capital shall be increased conditionally by up to EUR 165,000,000.00 by issuing up to 82,500,000 new no-par registered common shares (Contingent Capital I/2008). The conditional capital increase serves the purpose of granting registered common shares to the holders or creditors of convertible and/or warrant bonds, profit-participation rights and/or income bonds (or any combination of these instruments) which are issued by the Company or an Affiliated Group Company against contribution in cash based on the Authorization I/2008 granted by the General Meeting on 29 January 2008 under agenda item VIII no. 2 and which provide for a conversion or option right to registered common shares in the Company or stipulate a conversion obligation. The conditional capital increase shall be carried out only to the extent that option or conversion rights are exercised or the holders or creditors required to convert their Bonds fulfill their conversion obligation and to the extent that no compensation in cash is granted and no shares owned by the Company or new shares from an utilization of authorized capital are used to satisfy the conversion or option rights or conversion obligations. The new registered common shares shall participate in the profit from the beginning of the financial year in which they are issued due to the exercise of option or conversion rights or the fulfillment of conversion obligations. The Management Board is authorized to determine the further details of the execution of the conditional capital increase.”

IX.	Resolution on an Authorization II/2008 to Issue Convertible Bonds, Warrant Bonds, Profit-Participation Rights and/or Income Bonds (or any Combination of these Instruments), on the Creation of a new Contingent Capital II/2008 and on the Cancellation of the Existing Authorization to Issue Convertible Bonds and/or Warrant Bonds as well as of the Contingent Capital II/2006 and on Amendments of the Articles of Association

In addition to agenda item VIII, another authorization for the issuance of convertible bonds, warrant bonds, profit-participation rights, and/or income bonds (or any combination of these instruments) including the creation of a contingent capital shall be resolved upon under agenda item IX.

Contrary to hitherto existing standard practice, the authorization proposed under agenda item VIII provides, for reasons of legal precaution, for a conversion or option price for conversion or option rights issued pursuant to the authorization I/2008 to be calculated based on a precisely stipulated percentage of a reference stock exchange price. In order to better enable the Management Board and the Supervisory Board to use the financing instruments permitted under the authorization in the best possible way in the financing interests of the Company, a second authorization II/2008 — with an otherwise identical content as the authorization I/2008 — shall be granted, which provides for a higher option or conversion price also to be calculated on the basis of an exact — higher — percentage of a certain reference price.

For the satisfaction of conversion and/or option rights from bonds issued on the basis of the Authorization II/2008 to be resolved, a corresponding new contingent capital II/2008 in the same amount as the contingent capital I/2008 proposed for the adoption under agenda item VIII no. 3 shall be created in addition. Furthermore, the cancellation of the current authorization as well as the respective current contingent capital II/2006 shall be proposed to the extent that the cancellation has not already been resolved upon under agenda item VIII.

The Supervisory Board and the Management Board thus propose resolving:
1.	Cancellation of the Existing Authorization to Issue Convertible and/or Warrant Bonds and of the Contingent Capital II/2006 and Amendment of the Articles of Association
a)	Cancellation of the Existing Authorization to Issue Convertible and/or Warrant Bonds and of the Contingent Capital II/2006

The authorization resolved upon by the General Meeting on 14 July 2006 in accordance with the proposal of the Management under agenda item VI on the issuance of convertible and/or warrant bonds as well as the respective Contingent Capital II/2006 resolved upon by the General Meeting in accordance with the proposal of the Management under agenda item VI in the amount of, at the time of this convocation, up to EUR 240,100,000.00 pursuant to the conditions as set forth in § 4 paragraph 5 of the Articles of Association in the version as resolved upon on 14 July 2006 shall be cancelled to the extent that the cancellation has not already been resolved upon in the vote under agenda item VIII no. 1.

b)	Amendment of the Articles of Association

§ 4 paragraph 5 of the Articles of Association in the version as resolved upon on 14 July 2006 shall be cancelled to the extent that the cancellation has not already been resolved upon in the vote under agenda item VIII no. 1.
2.	Authorization II/2008 to Issue Convertible Bonds, Warrant Bonds, Profit-Participation Rights and/or Income Bonds (or any Combination of these Instruments)
a)	Authorization Period, Face Value, Maturity, Number of Shares

The Management Board is authorized, subject to the approval of the Supervisory Board, until 28 January 2013 to issue once or several times unregistered or registered convertible bonds, warrant bonds, profit-participation rights or income bonds (or any combination of these instruments) (together “Bonds”) with limited or unlimited maturity in an aggregate face value of up to the equivalent of EUR 2,062,500,000.00 and to grant conversion or option rights to registered common shares in the Company representing a prorated amount of the registered share capital of up to EUR 165,000,000.00 to the bearers or creditors of Bonds, subject to the more detailed terms and conditions of the Bonds. The Bonds can also be issued against a contribution in kind for the purpose of (even indirectly) acquiring companies, participations in companies, parts of companies or other assets.

The Bonds can be issued in euro or – the equivalent amount – in another legal currency, for instance of an OECD country. They can also be issued – in case the borrowings serve financial interests of the group — by a company, in which Qimonda AG directly or indirectly holds the majority interest (“Affiliated Group Company”); in such case, the Management Board shall be authorized, subject to the approval of the Supervisory Board, to underwrite the Bonds and to grant the bearers conversion or option rights to registered common shares in the Company.

The individual issuances can be subdivided in each case into equally ranking fractional bonds.

In case of warrant bonds being issued, each fractional bond shall be accompanied by one or several option certificates, which entitle the bearer to subscribe to registered common shares in the Company subject to the option terms to be determined by the Management Board. The option terms may also provide that the option price may be paid by the transfer of fractional bonds and, if applicable, an additional cash payment. The fractional amount of the registered share capital represented by the Company’s registered common shares to be subscribed to for each fractional bond shall not exceed the face value and the issue amount of the fractional bond. For possible fractions of shares, the option terms may provide that they can be compensated in cash or, if applicable, can be added up to the subscription of whole shares against additional payment. The same shall apply mutatis mutandis if option certificates are attached to a profit-participation right or an income bond.

In case of convertible bonds being issued, the bearers of the fractional bonds shall obtain the right to convert them into registered common shares in the Company subject to the terms and conditions of convertible bonds to be determined by the Management Board. The conversion rate is obtained by dividing the face value of a fractional bond by the stipulated conversion price for one registered common share in the Company. In case the face value of the Bonds and the conversion price are denominated in different currencies, the respective last available “12.00 Noon Buying Rate” published by the New York Federal Reserve Bank, or in case such publishment is no longer made when stipulating the issue amount of the Bonds, the prices resulting from the reference prices published by the European Central Bank in each case on the day of the final stipulation of the Bonds’ issue amount shall be decisive for the conversion. The conversion rate may be rounded to four digits after the decimal point. An additional payment in cash may be stipulated. It may be also provided that non-convertible residual amounts are combined and/or compensated in cash. The fractional amount of the registered share capital represented by the Company’s registered common shares to be issued upon conversion shall not exceed the face value of the fractional bond. The terms of the convertible bonds may also provide for a conversion obligation at maturity (or an earlier date). In such case, the terms of the bonds may authorize the Company to compensate the difference between the face value of the convertible bonds and the product of conversion price and conversion rate, if any, fully or partially in cash. § 9 (1) AktG (German Stock Corporation Act) in connection with § 199 (2) AktG (German Stock Corporation Act) shall be adhered to. The above stipulations shall apply accordingly if the conversion right or the conversion obligation relate to a profit-participation right or an income bond.

The terms of the Bonds that grant or stipulate a conversion right, conversion obligation, and/or option right may, in each case, stipulate that instead of new shares from contingent capital the Company may grant already existing Company shares or new shares from the utilization of authorized capital in the event of the conversion or option being exercised. Moreover, it can be provided that, instead of granting the beneficiaries of conversion or option rights registered common shares in the Company, the Company pays the equivalent in cash.

b)	Option or Conversion Price, Dilution Protection

In case of Bonds being issued that grant an option or conversion right or stipulate a conversion obligation, the option or conversion price is calculated on the following bases:
–	In case of Bonds being issued that grant an option right, the option price shall equal 135% of the volume-weighted average price of the Qimonda American Depositary Shares (“Qimonda-ADS”) at the New York Stock Exchange (“NYSE”) in the period between the beginning of the institutional placing (bookbuilding) and the determination of the issue amount of the Bonds as ascertained by the function VAP of the information system Bloomberg or, in case this function no longer exists at the time of stipulation of the issue amount of the Bonds, by a comparable function of a comparable information system (this volume-weighted average price being referred to hereinafter also as the “Reference Price”).

–	In case of Bonds being issued that grant a conversion right without, however, stipulating a conversion obligation, the conversion price shall equal 135% of the Reference Price.

–	In case of Bonds being issued that stipulate a conversion obligation, the conversion price shall equal the following amount:

•	100% of the Reference Price if the arithmetic mean of the closing prices of Qimonda-ADS at the NYSE on the twenty trading days prior to the second trading day prior to the day of conversion is lower than or equal to the Reference Price;

•	120% of the Reference Price if the arithmetic mean of the closing prices of Qimonda-ADS at the NYSE on the twenty trading days prior to the second trading day prior to the day of conversion is higher than or equal to 120% of the Reference Price;

•	the arithmetic mean of the closing prices of Qimonda-ADS at the NYSE on the twenty trading days prior to the second trading day prior to the day of conversion if this amount is higher than the Reference Price, but lower than 120% of the Reference Price;

•	notwithstanding the above provisions, 120% of the Reference Price if the bearers or creditors of the Bonds exercise an existing conversion right prior to the commencement of the conversion obligation;

•	notwithstanding the above provisions, 100% of the Reference Price if the Management Board, with the approval of the Supervisory Board and in compliance with the terms and conditions of the Bonds, arranges for an early conversion in order to avoid immediate serious damage to the Company or to prevent a significant downgrading of the Company’s public credit rating by a recognized rating agency.
In case one Qimonda-ADS does not exactly represent one common share in Qimonda AG, (i) the Reference Price of Qimonda-ADS shall be replaced by the quotient of this share price and the exact number of common shares in Qimonda AG represented by one Qimonda-ADS and (ii) the closing price referred to above in this lit. b) shall be replaced by the quotient of this closing price and the exact number of common shares in Qimonda AG represented by one Qimonda-ADS.

If the economic value of the existing conversion or option rights is diluted during the term of a Bond and no subscription rights are granted in compensation, the conversion or option rights may – without prejudice to § 9 (1) AktG (German Stock Corporation Act) – pursuant to the terms of the Bonds be adjusted so as to preserve their value, insofar as such adjustment is not already regulated by mandatory law. In any case, the fractional amount of the registered share capital represented by the Company’s registered common shares to be subscribed to for each fractional bond shall not exceed the face value per fractional bond.
c)	Subscription Right, Exclusion of a Subscription Rights

The shareholders are, as a rule, entitled to a subscription right to the Bonds. The Bonds may also be underwritten by one or several banks, subject to the obligation of offering the Bonds to the shareholders. Companies operating in accordance with § 53 (1) sentence (1) or § 53 b (1) sentence (1) or § 53 b (7) KWG (German Banking Act) shall have the same legal status as banks.

To the extent that Bonds with a conversion and/or option right or a conversion obligation are to be issued against contributions in cash, the Management Board shall, however, be authorized, subject to the approval of the Supervisory Board, to exclude the shareholders’ subscription right for Bonds if the issue price is not significantly lower than the theoretical market price of the Bonds with conversion and/or option right or conversion obligation as calculated in accordance with generally accepted actuarial methods.

If Bonds with a conversion and/or option right or a conversion obligation are issued in exclusion of the subscription right in analogous application of § 186 (3) sentence 4 AktG (German Stock Corporation Act), this authorization to exclude the subscription right shall apply only to the extent that the shares issued or to be issued in order to satisfy the conversion and option rights or upon fulfillment of the conversion obligation do not exceed, in total, 10% of the registered share capital, neither at the time this authorization becomes effective nor at the time it is exercised. This figure shall take into account any Company shares issued or sold by the Company during the period of effectiveness of this authorization in exclusion of the subscription right in direct or analogous application of § 186 (3) sentence 4 AktG (German Stock Corporation Act). This figure shall in addition take into account any shares issued or still to be issued in order to satisfy conversion or option rights provided that the convertible bonds or warrant bonds have been issued during the duration of this authorization in exclusion of the subscription right in analogous application of § 186 (3) sentence 4 AktG (German Stock Corporation Act).

If profit-participation rights or income bonds are issued without a conversion right, option right, or conversion obligation, the Management Board shall be authorized to exclude the subscription right altogether if these profit-participation rights or income bonds are vested with bond-like characteristics, i.e. they do not give rise to a membership right in the Company, grant no participation in any liquidation proceeds, and the rate of return is not calculated on the basis of the amount of the annual net profit, the balance sheet profit, or the dividend or otherwise as profit-related return. Moreover, in such case, the rate of return and the issue price of the profit-participation rights or income bonds must correspond to the current market conditions prevailing at the time of issue.

The Management Board shall also be authorized, subject to the approval of the Supervisory Board, to exclude the shareholders’ subscription right to Bonds with respect to residual amounts, and, subject to the approval of the Supervisory Board, to also exclude the subscription right if this is necessary in order to be able to grant to the holders of conversion or option rights (already issued before) to registered common shares in the Company, or the creditors of convertible bonds vested with conversion obligations and already issued before, a subscription right in the same scope as what they would be entitled to as shareholder after exercising the option or conversion right or fulfilling the conversion obligation.

The Management Board shall also be authorized, subject to the approval of the Supervisory Board, to exclude the shareholders’ subscription right to the Bonds if these are issued against contributions in kind for the purpose of (also indirectly) acquiring companies, parts of companies, participations in companies, or other assets, and if the value of the contribution in kind adequately reflects the value of the Bonds. In case of Bonds with a conversion and/or option right or a conversion obligation, the theoretical market value as established pursuant to generally accepted actuarial methods shall be authoritative.
d)	Further Scopes for Definitions

The Management Board shall be authorized in compliance with the principles set forth in this authorization to define the further details of the issuance and characteristics of the Bonds, including the terms and conditions of the issuance, or to do so by agreement with the governing bodies of Affiliated Group Companies issuing the Bonds. This relates, in particular, to the interest rate, type of return, issue amount, maturity, and denomination, the conversion and option period, the calculation of the conversion or option price on the basis of the parameters stipulated in this authorization, the stipulation of an additional cash payment, the compensation or adding together of residual amounts, cash payment instead of delivery of registered common shares, delivery of existing instead of the issue of new registered common shares, adjustment clauses in case of economic dilution and extraordinary events, the exchange of subscribed shares into American Depositary Shares and the inclusion of the American Depositary Shares in the trading at the NYSE.
3.	Contingent Capital II/2008
a)	Creation of a Contingent Capital II/2008

The registered share capital shall be increased conditionally by up to EUR 165,000,000.00 by issuing up to 82,500,000 new no-par registered common shares (Contingent Capital I/2008). The conditional capital increase serves the purpose of granting registered common shares to the holders or creditors of convertible and/or warrant bonds, profit-participation rights and/or income bonds (or any combination of these instruments), which are issued by the Company or an Affiliated Group Company against contribution in cash based on the Authorization II/2008 granted by the General Meeting on 29 January 2008 under agenda item IX no. 2 and which provide for a conversion or option right to the registered common shares in the Company or stipulate a conversion obligation.

The new registered common shares from the Contingent Capital II/2008 may be issued only at a conversion or option price which meets the requirements stipulated in the Authorization II/2008 granted by the General Meeting on 29 January 2008 under agenda item IX no. 2.

The conditional capital increase shall be carried out only to the extent that option or conversion rights are exercised or the holders or creditors required to convert fulfill their conversion obligation and to the extent that no compensation in cash is granted or no shares owned by the Company or new shares from a utilization of authorized capital are used to satisfy the conversion or option rights or conversion obligations. The new registered common shares shall participate in the profit from the beginning of the financial year in which they are issued due to the exercise of option or conversion rights or the fulfillment of conversion obligations. The Management Board shall be authorized to determine the further details of the execution of the conditional capital increase (Contingent Capital II/2008).

b)	Amendment of the Articles of Association

The following new paragraph 7 shall be added to § 4 of the Articles of Association:
“ 7.	The registered share capital shall be increased conditionally by up to EUR 165,000,000.00 by issuing up to 82,500,000 new no-par registered common shares (Contingent Capital II/2008). The conditional capital increase serves the purpose of granting registered common shares to the holders or creditors of convertible and/or warrant bonds, profit-participation rights and/or income bonds (or any combination of these instruments) which are issued by the Company or an Affiliated Group Company against contribution in cash based on the Authorization II/2008 granted by the General Meeting on 29 January 2008 under agenda item IX no. 2 and which provide for a conversion or option right to registered common shares in the Company or stipulate a conversion obligation. The conditional capital increase shall be carried out only to the extent that option or conversion rights are exercised or the holders or creditors required to convert their Bonds fulfill their conversion obligation and to the extent that no compensation in cash is granted and no shares owned by the Company or new shares from an utilization of authorized capital are used to satisfy the conversion or option rights or conversion obligations. The new registered common shares shall participate in the profit from the beginning of the financial year in which they are issued due to the exercise of option or conversion rights or the fulfillment of conversion obligations. The Management Board is authorized to determine the further details of the execution of the conditional capital increase.”
Reports of the Management Board
The following reports of the Management Board are available for inspection at the offices of Qimonda AG, Gustav-Heinemann-Ring 212, 81739 Munich, and on the internet at www.qimonda.com. They will also be displayed for inspection at the general meeting of shareholders.
Report of the Management Board to the General Meeting of Shareholders regarding Agenda Item VII according to § 71 (1) No. 8 in connection with § 186 (4) sentence 2 AktG (German Stock Corporation Act)
The authorization to acquire own shares – in addition to the redemption of shares and the sale via the stock exchange – shall enable the Company to use acquired shares for any purpose permitted by law, in particular
–	as acquisition currency for the acquisition of companies, parts of companies or participations in companies, and

–	for the satisfaction of warrant bonds or convertible bonds issued or guaranteed by the Company.

With respect to the possible utilizations mentioned above for the acquired own shares, the following aspects are decisive for us:
–	Own Shares as Acquisition Currency
The proposed authorization provides that the acquired shares may also be used as consideration in the course of business combinations or for the acquisition of companies, parts of companies or participations in companies. It is in the Company’s and its shareholders’ best interest to have own shares at its disposal at any time as consideration for the acquisition of companies or participations in order to swiftly and flexibly make use of the shares for any transaction in case of need. In comparison to a capital increase against contribution in kind, the utilization of own shares has the advantage that own shares may be provided more swiftly and more easily and that there is no need for an increase of the registered share capital. In certain situations, it may in the particular cases be reasonable not to provide the purchase price in total from an authorized capital, but to also draw on own shares. Sometimes, share option plans of the target company need to be redeemed or parts of the purchase price are bound to certain targets. For the execution, it might here be difficult to issue shares from an authorized capital when reaching these targets. When using own shares in that way, they can certainly not be sold to the shareholders.
–	Own Shares for the Satisfaction of Warrant Bonds and Convertible Bonds
Furthermore, own shares shall also be usable for satisfying warrant bonds and convertible bonds issued or guaranteed by the Company. There is contingent capital available for such bonds issued by the Company. The terms and conditions of such bonds, however, usually provide that the Company may satisfy possible conversion obligations also by using own shares. In the interest of a flexible execution, this option is reasonable and shall therefore be made possible by the authorization.
In the cases mentioned, the shareholders’ subscription right to these shares has to be excluded so that the shares may be used for the purposes described. When resolving upon the execution of such measure resulting in the exclusion of the shareholders’ subscription right, the Management Board shall let itself be governed by the interests of the shareholders and the Company and shall thoroughly balance whether the exclusion is necessary in the interest of the Company. Only in this case shall the measure be taken and the subscription right thus be excluded. Pursuant to § 71 (3) AktG (German Stock Corporation Act), the Management Board will report on its decision in the respective following General Meeting.
Acquisition Possibilities:
The proposed resolution provides for two established ways of acquiring the shares or Qimonda ADS which can be exchanged into shares: the way through the stock exchange or through a public acquisition offer. Pursuant to § 71 (1) no. 8 AktG (German Stock Corporation Act), the acquisition through the stock exchange satisfies the requirement of the equality principle. National stock exchanges are equal to stock exchanges abroad, as the anonymity and neutrality of the stock exchange which guarantees the equal treatment of the shareholders are decisive. The acquisition through the stock exchange may either occur by acquiring Qimonda ADS on the NYSE or, if shares are admitted to an organized market, on such organized market. Since Qimonda ADS can be exchanged at any time into shares of Qimonda AG on the basis of respective agreements with the Depositary, both ways are equal for the Company and its shareholders. In case of a public acquisition offer, any discrimination of single shareholders is also similarly excluded. The provisions set forth in the German Takeover Act (WpÜG) shall be complied with, to the extent applicable. The Company shall only make use of the possibility to acquire own shares through a public acquisition offer, if and to the extent the provisions of the German Takeover Act are not infringed upon.
Report of the Management Board to the General Meeting in accordance with §§ 221 (4) in conjunction with 186 (4) sentence 2 AktG (German Stock Corporation Act) with regard to Agenda Items VIII and IX
In accordance with § 221 (4) in conjunction with § 186 (4) sentence 2 AktG (German Stock Corporation Act), the Management Board provides the following written reports to the General Meeting of the Company convened for 29 January 2008, relating to the resolutions proposed in agenda items VIII and IX to grant the authorizations I/2008 and II/2008 for the issuance of warrant bonds and/or convertible bonds together with the proposed creation of a new Contingent Capital I/2008 and a new Contingent Capital II/2008.
In accordance with the management’s proposal, the General Meeting on 14 July 2006 basically has authorized the Management Board under agenda item VI, until 13 July 2011, to issue once or several times warrant and/or convertible bonds of the Company or an affiliated group company in a total face value of up to 3,000,000,000.00 EUR with a maturity of up to 20 years and to grant the holders or creditors of these convertible or warrant bonds option or conversion rights to common shares of the Company representing a prorated amount of the registered share capital of up to 240,100,000.00 EUR in total, subject to the more detailed terms and conditions of the bonds. This authorization has not yet been utilized.
The new authorizations I/2008 and II/2008 to issue Bonds proposed to the General Meeting in agenda items VIII no. 2 and IX no. 2 shall replace the current authorization resolved upon by the General Meeting on 14 July 2006, which shall be cancelled together with the corresponding contingent capital II/2006. This shall enable additional flexibility for the Company, when taking advantage of attractive financing alternatives on the capital market in line with the market situation. In particular the proposed authorization to issue profit-related or profit-oriented instruments like profit-participation rights or income bonds provides for the strengthening of the Company’s funding by issuing so-called hybrid financing instruments, which in turn ensures the prerequisites for future business development. Further, the proposed authorizations shall enable the Company to also issue Bonds without limited maturity.
Both proposed authorizations are almost identical in content with the exception of the amount of the conversion and option price.
The background for proposing two authorizations instead of one authorization is the following: There have been several court decisions at the lower court level according to which – contrary to the previous standard practice – the stipulation of a minimum price for the resolution on a contingent capital for the securitization of an authorization to issue convertible bonds (and similar instruments) shall not be sufficient any longer, but a precise conversion or option price or at least the basis of the calculation shall already be stipulated in the resolution of the General Meeting. A final clarification of the legal issue is still outstanding. Given this background, the Supervisory Board and the Management Board have decided to propose to the General Meeting an authorization (“Authorization I/2008”) and a contingent capital (“Contingent Capital I/2008”) under agenda item VIII, which shall take the decisions into consideration.

The narrow stipulation of the conversion or option price, however, affects the opportunities of the Management Board to place the financing instruments permitted by this authorization at the best possible financing conditions for the Company. On this account, a second authorization (“Authorization II/2008”) in addition with a contingent capital (“Contingent Capital II/2008”) shall be proposed to the General Meeting, which contain specifications for the conversion or option price deviating from the ones of the Authorization I/2008. Due to this arrangement, the Management Board can refer to two different conversion or option prices when placing bonds with conversion or option rights and, depending on the utilization of the Authorization I/2008 or II/2008, ensure a satisfaction through the respective Contingent Capital I/2008 or II/2008. This flexibility enables the Management Board within the described narrow limits to achieve, in the event of a specifically positive price development, better financing conditions in the interest of the Company and its shareholders.
The authorizations to issue bonds proposed under agenda items VIII and IX and the resolutions on the creation of the two contingent capitals I/2008 and II/2008 are not dependent on each other and shall thus be resolved upon separately. In particular, Bonds cannot only be satisfied by the respective intended contingent capital, but also by authorized capital and/or with own shares.
Authorization I/2008 and Contingent Capital I/2008 (Agenda Item VIII)
The proposed resolution recommends to authorize the Management Board, subject to the approval of the Supervisory Board, until 28 January 2013, to issue once or several times convertible bonds, warrant bonds, profit-participation rights, or income bonds, made out to the bearer or registered (or any combination of these instruments) (together hereinafter the “Bonds”) with limited or unlimited maturity with an aggregate face value of up to 2,062,500,000.00 EUR and to grant the holders or creditors of Bonds conversion or option rights to registered common shares of the Company representing a prorated amount of the registered share capital of up to 165,000,000.00 EUR in total, subject to the more detailed terms and conditions of the Bonds.
The issuance of Bonds allows for the borrowing of debt capital on attractive terms and conditions, which capital, depending on the structure of the Bonds’ terms and conditions, can be classed as equity or quasi-equity for rating purposes as well as balance sheet purposes. The Company’s capital basis benefits from the conversion or option premiums as well as from the allocation to equity, enabling the Company to take advantage of attractive financing opportunities. The other proposed options to not only create conversion and/or option rights, but also conversion obligations, and to allow for combinations of convertible bonds, warrant bonds, profit-participation rights, and/or income bonds allow for a broader scope in the structuring of these financial instruments. The authorization also gives the Company the necessary flexibility to place the Bonds directly or via a company, in which Qimonda AG directly or indirectly holds the majority interest (“Affiliated Group Companies”). Bonds can be issued in Euro or other currencies, for instance, the legal currency of an OECD country, with limited or unlimited maturity.
In case of Bonds that grant an option or conversion right, the flexibility can be increased by stipulating in the Bonds’ terms and conditions that instead of granting the beneficiaries of conversion or option rights no-par value bearer shares in the Company, the Company may pay the equivalent in cash.

For Bonds that grant an option or conversion right or stipulate a conversion obligation, the authorization sets forth the exact bases for the calculation of the option or conversion price. The calculation hereby is based on the volume-weighted average price of the Qimonda American Depositary Shares (“Qimonda-ADS”) at the New York Stock Exchange (NYSE) in the period between the beginning of the institutional placing (bookbuilding) and the stipulation of the issue amount of the Bonds. In case of Bonds that provide for a conversion obligation, under certain conditions stipulated in greater detail in the authorization, the price can also be determined based on the market price in a certain period of time prior to the conversion. Where no adjustment is required and provided for by mandatory law, the option or conversion rights may, without prejudice to § 9 (1) AktG (German Stock Corporation Act), be adjusted so as to preserve their value, if the economic value of the existing conversion or option rights becomes diluted during the term of the Bond (e.g., because of a capital increase) and no subscription rights are granted as compensation.
The shareholders are, as a rule, granted a subscription right. The Bonds may also be underwritten by one or several banks, subject to the obligation of offering the Bonds to the shareholders. Companies operating in accordance with § 53 (1) sentence (1) or § 53 b (1) sentence (1) or § 53 b (7) KWG (German Banking Act) shall have the same legal status as banks.
However, it shall be possible to exclude this subscription right under the following conditions:
To the extent that Bonds with a conversion and/or option right or a conversion obligation are to be issued against contributions in cash, the Management Board shall be authorized, subject to the approval of the Supervisory Board, to exclude the shareholders’ subscription right for Bonds if the issue price is not significantly lower than the theoretical market price of the Bonds with conversion and/or option right or conversion obligation as calculated in accordance with generally accepted actuarial methods. If Bonds with a conversion and/or option right or a conversion obligation are issued in exclusion of the subscription right in analogous application of § 186 (3) sentence 4 AktG (German Stock Corporation Act), this authorization to exclude the subscription right shall apply only to the extent that the shares issued or to be issued in order to satisfy the conversion and option rights or upon fulfillment of the conversion obligation do not exceed, in total, 10% of the registered share capital, neither at the time this authorization becomes effective nor at the time it is exercised. This figure shall take into account any Company shares issued or sold by the Company during the period of effectiveness of this authorization in exclusion of the subscription right in direct or analogous application of § 186 (3) sentence 4 AktG (German Stock Corporation Act). This figure shall in addition take into account any shares issued or still to be issued in order to satisfy conversion or option rights provided that the convertible bonds or warrant bonds were issued during the duration of this authorization in exclusion of the subscription right in analogous application of § 186 (3) sentence 4 AktG (German Stock Corporation Act). This further restriction is in the best interest of the shareholders who want to see their proportional interest remain unchanged as much as possible in case of corporate actions.
In case of an exclusion of the subscription right during the issuance against payment in cash, a stipulation of the issue price of the Bonds is required at a level not significantly lower than market value. This addresses the shareholders’ need for protection against a dilution of their shareholdings. Due to the authorization providing for the issue price of the Bonds to be set at a level not significantly below the calculated market value, the value of a subscription right would practically drop to zero. In order to comply with this requirement for the issuance of Bonds, the issue price must not be significantly lower than the theoretical market price of the

Bonds with option or conversion right or conversion obligation as calculated in accordance with generally accepted actuarial methods. That way, it is ensured that the shareholders are protected against a dilution of their shareholdings, and the shareholders do not suffer any economic disadvantage from the exclusion of the subscription right. Shareholders who want to maintain their share in the Company’s registered share capital or acquire Bonds in accordance with their proportional interest may do so by buying on the market.
If profit-participation rights or income bonds are issued without a conversion right, option right, or conversion obligation, the Management Board shall be authorized, subject to the approval of the Supervisory Board, to exclude the subscription right of shareholders altogether if these profit-participation rights or income bonds are vested with bond-like characteristics, i.e. they do not give rise to a membership right in the Company, grant no participation in any liquidation proceeds, and the rate of return is not calculated on the basis of the amount of the annual net profit, the balance sheet profit, the dividend or otherwise as profit-related return. Moreover, in such case, it is necessary that the rate of return and the issue price of the profit-participation rights or income bonds correspond to the current market conditions prevailing at the time of issuance. If the aforesaid prerequisites are met, the shareholders suffer no disadvantages from the exclusion of the subscription right, as these profit-participation rights or income bonds do not give rise to any membership rights in the Company and grant no participation in any liquidation proceeds or profits of the Company. It is possible to stipulate that the rate of return depends on the existence of an annual net profit, balance sheet profit, or dividend. A provision stipulating that a higher annual net profit, a higher balance sheet profit, or a higher dividend shall lead to a higher rate of return, would, however, be inadmissible. Therefore, the issuance of profit-participation rights or income bonds neither changes nor dilutes the shareholders’ voting rights, their interest in the Company, or the Company’s profits. In addition, due to the market-based terms and conditions of the issuance, which are mandatory for this case of exclusion of the subscription right, the subscription right has no significant value.
Both of the above alternatives for the exclusion of the subscription right give the Company the flexibility to react quickly to favorable situations on the capital market and enable it to take advantage of low interest rates or a favorable demand situation to float an issuance. Contrary to an issuance of Bonds with subscription right, the issue price in this case can be determined only immediately prior to placement of the issuance, which means that an increased price fluctuation risk during the subscription period can be avoided and the proceeds from the issuance can thus be maximized in the interest of all shareholders. In addition, the elimination of the lead time required in connection with the subscription right results in further advantages in terms of both the cost of borrowing and the placement risk. In a placement without subscription right, the otherwise required safety margin as well as the placement risk can be reduced and the cost of borrowing lowered accordingly for the benefit of the Company and its shareholders.
Furthermore, the Management Board shall be authorized, subject to the approval of the Supervisory Board, to exclude residual amounts from the subscription right. Such residual amounts can result from the amount of the respective issuance volume and from the necessity to represent a feasible subscription ratio. In such cases, an exclusion of the subscription right facilitates the consummation of the issuance. The free residual amounts excluded from the shareholders’ subscription right will be utilized in the best interest of the Company, either by selling them on the stock exchange or otherwise.

The authorization is also meant to enable the Management Board, subject to the approval of the Supervisory Board, to exclude the shareholders’ subscription right in order to grant the holders or creditors of conversion and/or option rights already issued beforehand or of convertible bonds vested with conversion obligations a subscription right in the same scope as what they would be entitled to as a shareholder after exercising the conversion or option rights or fulfilling the conversion obligations. As a rule, the terms and conditions of the option or conversion contain clauses protecting the holders or creditors of option or conversion rights against dilution. This facilitates the placing of these financing instruments on the market. A subscription right of holders or creditors of already existing option or conversion rights would make it possible to prevent the option or conversion price from having to be reduced for the owners of already existing option or conversion rights in case of the authorization being used. This ensures a higher issue price for the no-par value bearer shares to be issued if the option or conversion is exercised. As this makes it easier to place the issuance, the exclusion of the subscription right serves the interest of the shareholders in an optimal financial structure of their Company.
Finally, the Management Board shall be able, subject to the approval of the Supervisory Board, to exclude the shareholders’ subscription right if the Bonds are issued against contributions in kind for the purpose of (also indirectly) acquiring companies, parts of companies, equity interests in companies, or any other assets and if this is in the best interest of the Company. This requires that the value of the contribution in kind adequately reflects the value of the Bond. In case of Bonds with a conversion or option right or a conversion obligation, the theoretical market value as established in accordance with generally accepted actuarial methods shall be authoritative. The issuance of Bonds against contribution in kind allows for the Bonds to be used in particular cases as acquisition currency in connection with the (also indirect) acquisition of companies, parts of companies or any other assets. In complement of the authorized capital, this gives the Company the necessary scope to be able to respond flexibly and without straining liquidity to attractive opportunities for (also indirect) acquisitions of companies, parts of companies, equity interests in companies, or any other assets, and thus strengthen the Company’s competitiveness and profitability. Depending on the circumstances in the particular case, this approach can also be beneficial from the perspective of an optimal financing structure. The Management Board will only utilize the above authorization if the exclusion of the subscription right in the individual case is in the well understood interest of the Company and its shareholders.
When determining the terms and conditions of the Bonds, the Management Board will ensure that the shareholders’ interests are adequately safeguarded. The Management Board will always comply with the provisions stipulated in the authorization.
In the event of the utilization of any of the proposed authorizations to exclude the subscription right, the Management Board shall report thereon at the next General Meeting.
The Contingent Capital I/2008 proposed for resolution in agenda item VIII no. 3 serves the purpose of granting registered common shares to the holders or creditors of Bonds, which are issued by Qimonda AG or companies, in which Qimonda AG directly or indirectly holds a majority interest, against contribution in cash based on the authorization to be resolved upon by the General Meeting on 29 January 2008 in agenda item VIII no. 2 and which provide for a conversion or option right to new registered common shares of the Company or constitute a conversion obligation. Alternatively, the Company can also grant cash settlement or, within the scope of the statutory limitations, in particular use own shares and/or new shares from a capital increase from authorized capital.

The proposed Authorization I/2008 and the respective Contingent Capital I/2008 shall replace the previous authorization of the General Meeting dated 14 July 2006 together with the respective contingent capital II/2006. Therefore, it shall be proposed under agenda item VIII no. 1 to cancel the previous authorization and – as is necessary with regard to the statutory maximum limit for contingent capital – to cancel the previous contingent capital II/2006.
Authorization II/2008 and Contingent Capital II/2008 (Agenda Item IX)
The Authorization II/2008 together with the Contingent Capital II/2008 proposed under agenda item IX is almost identical in content with the Authorization I/2008 together with the Contingent Capital I/2008 proposed under agenda item VIII. The only difference is in the specifications for the stipulation of the conversion or option price.
Since it is (almost completely) identical with the authorization together with the contingent capital proposed for resolution under agenda item VIII, for the avoidance of repetitions, reference is made to the statements in this report on agenda item VIII.
As the Authorization II/2008 together with the contingent capital proposed for resolution under agenda item IX is independent of the authorization together with the contingent capital proposed under agenda item VIII and shall be resolved upon separately, it shall be proposed under agenda item IX no. 1 to cancel the previous authorization of the General Meeting dated 14 July 2006 together with the respective contingent capital II/2006 insofar as the cancellation has not already been resolved upon in the vote under agenda item VIII no. 1.
Participation in the General Meeting of Shareholders
In accordance with § 15 of the articles of association the shareholders who have been registered in the share register as shareholders of the company and who have given notice of their attendance by Tuesday, 22 January 2008 in writing, by fax or by e-mail are entitled to participate in the general meeting of shareholders and to exercise their voting rights.
Shareholders who have been registered in the share register may give notice of their attendance at the following address:
Qimonda AG
c/o Computershare GmbH
Prannerstr. 8
D-80333 Munich
or by fax: +49 89 3090374676
or by e-mail: agm.qimonda@computershare.de
Shareholders who have been registered in the share register may also arrange for their voting right to be exercised in the general meeting of shareholders by a proxy given e.g. to a bank or a shareholders’ association. In this case the proxy holder must be registered in good time. If the proxy is not given to a bank or a shareholders’ association, the proxy must be given in writing or by sending an electronic version of the proxy signed by the shareholder via e-mail to agm.qimonda@computershare.de.

For written proxies and registrations, please complete and sign the forms that have been sent to you and return them in a stamped addressed envelope included with the forms to the above address.
If a bank is registered in the share register, this bank may exercise the voting right for shares not owned by it only by virtue of an authorization granted by the shareholder.
As a special service you may also arrange to be represented in the general meeting of shareholders by employees of Qimonda AG who are designated by the company as voting representatives, in accordance with your instructions. Further details are provided in the documentation sent to you.
Admission tickets and voting cards will be sent to shareholders or proxy holders who are entitled to attend or will be deposited at the meeting place.
Holders of American Depositary Shares (ADS) may receive the information and documentation for the general meeting of shareholders by their depositary bank or our depositary (Citibank).
The documents specified under Agenda Item I as well as the reports regarding Agenda Items VII, VIII and IX are available for inspection at the offices of Qimonda AG, Gustav-Heinemann-Ring 212, 81739 Munich, and on the internet at www.qimonda.com and will also be sent to the shareholders upon request to be directed to the above register address.
We have set up the following communication addresses for shareholders to lodge countermotions to the agenda as well as voting suggestions:
Qimonda AG
c/o Computershare GmbH
Prannerstr. 8
D-80333 Munich
or by fax: +49 89 3090374676
or by e-mail: agm.qimonda@computershare.de
Countermotions and voting suggestions by shareholders that are to be made accessible can be viewed on the internet at www.qimonda.com.
The invitation to the general meeting of shareholders was published in the electronic version of the Federal Gazette dated 19 December 2007.
Notification in accordance with § 128 (2) sentences 6 to 8 AktG (German Stock Corporation Act)
The following banks were part of the single consortium that was involved in the most recent issuance of Qimonda securities within the last five years:
Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.

J.P. Morgan Securities, Inc.
ABN AMRO Rothschild LLC
HVB Capital Markets Inc.
Deutsche Bank Securities Inc.
Yours sincerely,
Qimonda AG
The Management Board

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: December 27, 2007	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board